                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                           CIRCUIT RESEARCH LABS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                    172743205
                                 (CUSIP Number)

                                  EDWIN SUMMERS
                       VICE PRESIDENT AND GENERAL COUNSEL
                  HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                                8500 BALBOA BLVD.
                          NORTHRIDGE, CALIFORNIA 91329
                                 (218) 893-8411
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
                                 with a copy to:

                                James E. O'Bannon
                           Jones, Day, Reavis & Pogue
                               2727 North Harwood
                               Dallas, Texas 75201
                                 (214) 220-3939

                                  MAY 31, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (continued on following pages)


                              (Page 1 of 104 Pages)

----------------------------------------                                        --------------------------------------
CUSIP NO. 172743205                                      13D                                     PAGE 2 OF 104 PAGES
----------------------------------------                                        --------------------------------------

------- --------------------------------------------------------------------------------------------------------------
1       Name of Reporting Person
        Harman Acquisition Corp.
------- --------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                            (a) |_|
                                                                                                    (b) |_|
------- --------------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- --------------------------------------------------------------------------------------------------------------
4       Source of Funds

        00

------- --------------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)    |_|

------- --------------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ------ --------------------------------------------------------------------------------
          Number of            7      Sole Voting Power
           Shares                     1,279,775(1)
                               ------ --------------------------------------------------------------------------------
        Beneficially           8      Shared Voting Power
                                      0
                               ------ --------------------------------------------------------------------------------
          Owned by             9      Sole Dispositive Power
            Each                      1,279,775(1)
                               ------ --------------------------------------------------------------------------------
          Reporting            10     Shared Dispositive Power
         Person With                  0
------------------------------ ------ --------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,279,775(1)
------- --------------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

------- --------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        26.0%(2)
------- --------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person
        CO
------- --------------------------------------------------------------------------------------------------------------

----------

(1) All shares of common stock, par value $.10 per share ("Common Stock") of Circuit Research Labs, Inc., an Arizona corporation ("CRL"), covered by this Schedule 13D may be acquired by Harman Acquisition Corp. ("HAC") upon exercise of a warrant issued to HAC as of May 31, 2000 (the "Warrant"). Prior to the exercise of the Warrant, HAC is not entitled to any rights as a stockholder of CRL.

(2) Based on 2,388,880 shares outstanding at September 30, 2001 according to the Quarterly Report on Form 10-Q filed by Circuit Research Labs, Inc. for the quarter ended September 30, 2001, plus 1,250,000 shares issued in connection with an acquisition by CRL, plus 1,279,775 shares issuable upon exercise of the Warrant described in Item 6 below.


                              (Page 2 of 104 Pages)

----------------------------------------                                        --------------------------------------
CUSIP NO. 172743205                                      13D                                     PAGE 3 OF 104 PAGES
----------------------------------------                                        --------------------------------------

------- --------------------------------------------------------------------------------------------------------------
1       Name of Reporting Person

        Harman International Industries, Incorporated
------- --------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                            (a) |_|
                                                                                                    (b) |_|
------- --------------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- --------------------------------------------------------------------------------------------------------------
4       Source of Funds

        00
------- --------------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)    |_|
------- --------------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ------ --------------------------------------------------------------------------------
          Number of            7      Sole Voting Power
           Shares                     0
                               ------ --------------------------------------------------------------------------------
        Beneficially           8      Shared Voting Power
                                      1,279,775(1)
                               ------ --------------------------------------------------------------------------------
          Owned by             9      Sole Dispositive Power
            Each                      0
                               ------ --------------------------------------------------------------------------------
          Reporting            10     Shared Dispositive Power
         Person With                  1,279,775(1)
------- --------------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,279,775(1)
------- --------------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

------- --------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        26.0%(2)
------- --------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person

        CO
------- --------------------------------------------------------------------------------------------------------------

----------

(1) All shares of Common Stock covered by this Schedule 13D may be acquired by HAC upon exercise of the Warrant described in Item 6 below. HAC is a wholly owned subsidiary of Harman International Industries, Incorporated ("Harman"). As such, Harman may be deemed to have shared voting and dispositive power with respect to the shares covered by this Schedule 13D.

(2) Based on 2,388,880 shares outstanding at September 30, 2001 according to the Quarterly Report on Form 10-Q filed by Circuit Research Labs, Inc. for the quarter ended September 30, 2001, plus 1,250,000 shares issued in connection with an acquisition by CRL, plus 1,279,775 shares issuable upon exercise of the Warrant described in Item 6 below.


                             (Page 3 of 104 Pages)

ITEM 1.    SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.10 per share (the "Common Stock"), of Circuit Research Labs, Inc., an Arizona corporation ("CRL"). CRL's principal executive office is located at 2522 West Geneva Drive, Tempe, Arizona 85282.

ITEM 2.    IDENTITY AND BACKGROUND.

         This joint Schedule 13D is filed by Harman International Industries, Incorporated ("Harman") and its wholly owned subsidiary, Harman Acquisition Corp. ("HAC").

         1.       (a)      HAC is a Delaware corporation.

                  (b) HAC's principal office is located at Balboa Blvd., Northridge, California 91329.

                  (c) HAC is a holding company. Its sole purpose is to hold a warrant dated May 31, 2000 (the "Warrant") to purchase Common Stock as described in Item 6 below and two notes, one for $5,000,000 and one for $3,500,000, of CRL Systems, Inc., a Nevada corporation ("Systems"), and a wholly owned subsidiary of CRL, as described in Item 6 below.

                  (d) HAC has not, and, to the best of its knowledge, none of the persons listed on SCHEDULE A hereto has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) HAC has not, and, to the best of its knowledge, none of the persons listed on SCHEDULE A hereto has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2.       (a)      Harman is a Delaware corporation.

                  (b) Harman's principal office is located at Harman is 1101 Pennsylvania Avenue, Washington, D.C. 20004.

                  (c) The principal business of Harman is the manufacture of high-quality, high-fidelity audio products targeted at the consumer and professional audio markets.

                  (d) Harman has not, and, to the best of its knowledge, none of the persons listed on SCHEDULE A hereto has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).


                             (Page 4 of 104 Pages)

                  (e) Harman has not, and, to the best of its knowledge, none of the persons listed on SCHEDULE A hereto has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of each of HAC and Harman are set forth on SCHEDULE A hereto, which SCHEDULE A is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In connection with the sale by HAC of substantially all of the assets of HAC to Systems, CRL issued the Warrant to HAC. The Warrant is exercisable for Common Stock, as more fully described in the response to Item 6. The beneficial ownership of Common Stock by Harman and HAC reported in this Schedule 13D is based solely on the ownership of the Warrant. No cash consideration was paid for the Warrant.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with the sale by HAC of substantially all of the assets of HAC to Systems, CRL issued the Warrant to HAC. The beneficial ownership of Common Stock by Harman and HAC reported in this Schedule 13D is based solely on the ownership of the Warrant.

         HAC has no present intent to exercise the Warrant.

         Except as described in the response to Item 6, neither Harman nor HAC have formulated any plans or proposals which relate to or would result in: (i) acquisition or disposition of securities of CRL; (ii) an extraordinary corporate transaction involving CRL or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of CRL or any of its subsidiaries; (iv) any change in the present board of directors or management of CRL; (v) any material change in CRL's capitalization or dividend policy; (vi) any other material change in CRL's business or corporate structure; (vii) any change in CRL's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of CRL by any person; (viii) causing a class of CRL's securities becoming deregistered or delisted; (ix) an action similar to any of those enumerated above.

         The response to Item 6 is incorporated herein by reference.



                             (Page 5 of 104 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of HAC's ownership of the Warrant, HAC is deemed to beneficially own 1,279,775 shares of Common Stock or approximately 26.0% of the Common Stock that would be outstanding after giving effect to the exercise in full of the Warrant. Harman owns all of the outstanding capital stock of HAC and as a result, Harman is deemed to also beneficially own these 1,279,775 shares of Common Stock or approximately 26.0% of the Common Stock that would be outstanding after giving effect to the exercise in full of the Warrant.

         (b) Under SEC regulations, HAC is deemed to have sole voting and dispositive power with respect to 1,279,775 shares of Common Stock as a result of its ownership of the Warrant. HAC is a wholly owned subsidiary of Harman. As such, under SEC regulations Harman may be deemed to also have shared voting and dispositive power with respect to 1,279,775 shares of Common Stock as a result of HAC's ownership of the Warrant.

         (c) None.

         (d) Not applicable

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 31, 2000, Systems and HAC entered into an Asset Sale Agreement (the "Asset Sale Agreement") pursuant to which Systems acquired substantially all of the assets of HAC (the "Transaction"). As consideration for the assets of HAC, HAC received $1,500,000 in cash, a $3.5 million short-term note (the "Tranche B Note"), a $5 million long-term note (the "Tranche A Note" and, together with the Tranche B Note, the "Notes") and the Warrant to purchase 1,000,000 shares of Common Stock, exercisable for $2.25 per share.

         The Warrant expires on May 31, 2003 and can be exercised either (i) by payment in cash, (ii) by reducing the amount of the unpaid principal on the Tranche A Note or the Tranche B Note, or (iii) by any combination of (i) and
(ii). The provisions of the Warrant also provide HAC with anti-dilution protection under certain circumstances, including for stock splits, stock dividends, combinations, reclassifications and issuances of Common Stock at prices below the current trading price or the exercise price of the Warrant. As a result of certain transactions effected by CRL subsequent to the issuance of the Warrant, the aggregate number of shares of Common Stock issuable upon exercise of the Warrant increased to 1,279,775 shares, and the exercise price per share decreased to $1.7386 per share.

         The provisions of the Warrant further provide HAC with certain rights to cause CRL to register the shares of Common Stock issuable to HAC upon exercise of the Warrant. CRL has filed a registration statement registering the sale by HAC of the shares issuable upon exercise of the Warrant.


                             (Page 6 of 104 Pages)

         Under the terms of the Asset Purchase Agreement, Systems and HAC entered into an $8,500,000 Credit Agreement (the "Credit Agreement") that governs the repayment of the Notes. In addition, CRL, Systems and HAC entered into a Guarantee and Collateral Agreement (the "Guarantee") whereby each of CRL and Systems pledged all of their respective assets, including the stock of Systems, as collateral for the repayment of the Notes. Among other things, the Guarantee provides that the cash proceeds received by CRL from any sale of debt or equity securities or sales of assets by CRL will be applied to pay amounts owed under the Notes.

         Between May 31, 2000 and October 31, 2001, HAC and Systems agreed to several payment extensions on the Notes. On October 1, 2001, Systems and HAC entered into an amendment to the Credit Agreement under which both Notes were amended and restated (the "Amended Credit Agreement"). Under the Amended Credit Agreement, the Notes were converted to demand notes payable on the demand of HAC or if no demand is sooner made, on the dates and in the amounts specified in the Amended Credit Agreement. Interest only payments remain payable from time to time for both Notes and are also due on demand. Additionally, under the Amended Credit Agreement, the first principal payment on the Tranche A Note of $250,000 was increased to $1,250,000 and is now due April 30, 2002, unless HAC demands payment at an earlier date.

         HAC acquired the Warrant (and as a result, beneficial ownership of the Common Stock issuable upon exercise of the Warrant) as consideration received in the Transaction. HAC from time to time intends to review its investment in CRL on the basis of various factors, including CRL's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for CRL's securities in particular, as well as other developments and other investment opportunities. Based upon such review, it will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, including but not limited to demanding payment of all or a portion of the principal and interest due under the Notes and/or exercising its rights under the Credit Agreement, as amended, the Guarantee or the Asset Sale Agreement. Depending on market and other factors, HAC may determine to dispose of some or all of the Notes and/or the Warrant.

         The foregoing descriptions of the Asset Sale Agreement, the Warrant, and the Guarantee are qualified in their entirety by reference to the copies of such agreements which have been filed as exhibits to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as Exhibits to the Schedule 13D:


              Exhibit No.                                           Description
              -----------                                           -----------

                   1            Asset Sale Agreement, dated as of May 31, 2000, between Harman Acquisition Corp.
                                (F/K/A Orban, Inc.) and CRL Systems, Inc.
                   2            Warrant, dated May 31, 2000, issued by Circuit Research Labs, Inc. to Harman
                                Acquisition Corp.
                   3            Guarantee and Collateral Agreement, dated as of May 31, 2000, made by Circuit
                                Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, in favor of Harman
                                Acquisition Corp., as Lender.
                   4            Joint Filing Agreement


                             (Page 7 of 104 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 13, 2002               HARMAN ACQUISITION CORP.



                                     By:  /s/ Frank Meredith
                                          ---------------------------------
                                          Frank Meredith, Secretary

                                     HARMAN INTERNATIONAL
                                     INDUSTRIES, INCORPORATED



                                     By: /s/ Frank Meredith
                                        -----------------------------------
                                        Frank Meredith, Executive Vice President
                                        and Chief Financial Officer



                             (Page 8 of 104 Pages)

                                   SCHEDULE A

                     CERTAIN INFORMATION REGARDING DIRECTORS
               AND EXECUTIVE OFFICERS OF HARMAN ACQUISITION CORP.
                AND HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

         Set forth below are the names, positions with HAC and/or Harman, business addresses and principal occupations of the directors and executive officers of HAC and Harman. Each individual is a United States citizen.


                                       HAC

        Names, Positions and Business Addresses                            Present Principal Occupation
        ---------------------------------------                            ----------------------------
        Dr. Sidney Harman                                                  Executive Chairman and
        Director and President                                             Chairman of the Board of Harman
        1101 Pennsylvania Avenue
        Suite 1010
        Washington, D.C.  20004

        Bernard A. Girod                                                   Chief Executive Officer of Harman
        Director and Vice President and Secretary
        8500 Balboa Blvd.
        Northridge, CA  91329

        Frank Meredith                                                     Chief Financial Officer of Harman
        Chief Financial Officer and Assistant Secretary
        8500 Balboa Blvd.
        Northridge, CA  91329


                                     HARMAN

        Names, Positions and Business Addresses                            Present Principal Occupation
        ---------------------------------------                            ----------------------------
        Dr. Sidney Harman                                                  Executive Chairman and
        Executive Chairman and Chairman of the                             Chairman of the Board of Harman
        Board of Harman
        1101 Pennsylvania Avenue
        Suite 1010
        Washington, D.C.  20004

        Bernard A. Girod                                                   Chief Executive Officer of Harman
        Vice Chairman of the Board and Chief
        Executive Office of Harman
        8500 Balboa Blvd.
        Northridge, CA  91329


                             (Page 9 of 104 Pages)


        Names, Positions and Business Addresses                            Present Principal Occupation
        ---------------------------------------                            ----------------------------
        Gregory P. Stapleton                                               President of Harman
        President, Chief Operating Officer and a
        Director of Harman
        8500 Balboa Blvd.
        Northridge, CA  91329

        Frank Meredith                                                     Chief Financial Officer of Harman
        Executive Vice President and Chief
        Financial Officer of Harmon
        8500 Balboa Blvd.
        Northridge, CA  91329

        William S. Palin                                                   Vice President-Controller of Harman
        Vice President - Controller of Harman
        8500 Balboa Blvd.
        Northridge, CA  91329

        Shirley M. Hufstedler                                              Senior Counsel, Morrison &
        Director                                                           Foerster, LLP., the address of
        555 West Fifth Street                                              which is the same as that for Ms.
        Suite 3500                                                         Hufstedler
        Los Angeles, CA  90013-1024

        Ann McLaughlin Korologos                                           Senior Advisor, Benedetto Gartland
        Director                                                           & Company, Inc., 728 Post Road
        1155 23rd Street, N.W.                                             East, Suite 202, Westport, CT  06880
        Suite 7B
        Washington, D.C.  20037

        Edward H. Meyer                                                    Chairman of the Board, Chief
        Director                                                           Executive Officer and President of
        777 Third Avenue                                                   Grey Global Group, Inc., the
        New York, NY  10017                                                address of which is the same as
                                                                           that for Mr. Meyer

        Stanley A. Weiss                                                   Chairman of Business Executives for
        Director                                                           National Security, the address of
        1717 Pennsylvania Avenue, N.W.                                     which is the same as that for Mr.
        Suite 350                                                          Weiss
        Washington, DC  20006



                             (Page 10 of 104 Pages)